[redacted]

11015726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section
FEB 24 2011
Washington, DC
110

SEC FILE NUMBER
8- 12716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN, LISLE/CUMMINGS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE TURKS HEAD PLACE - SUITE 800
(No. and Street)

PROVIDENCE (City) RI (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID A. IZZI (401) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR, FRECHETTE, MCCRORY, MICHAEL & CO.
(Name – *if individual, state last, first, middle name*)

40 WESTMINSTER ST. - SUITE 600 (Address) PROVIDENCE (City) RI (State) 02903 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID A. IZZI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN, LISLE/CUMMINGS, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

David A. Izzi
Signature

PRESIDENT & TREASURER
Title

Maria A. Plan
Notary Public
My Comm exp 11/6/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Brown, Lisle/Cummings, Inc. as of December 31, 2010 and 2009 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown, Lisle/Cummings, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 9, 2011

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

BROWN, LISLE/CUMMINGS, INC.

FINANCIAL STATEMENTS

December 31, 2010

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS	2010	2009
Cash	$ 218,235	$ 155,672
Receivables from clearing organizations	83,819	108,144
Prepaid expenses	29,357	26,867
Furniture and office equipment, at cost, less accumulated depreciation 2010 $172,550; 2009 $177,267	24,757	29,087
Escrow deposit	50,000	50,000
	$ 406,168	$ 369,770

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued pension contributions	$ 58,883	$ -
Accrued payroll withholdings and taxes	56,365	55,290
Accrued expenses	15,920	14,480
	131,168	69,770
STOCKHOLDERS' EQUITY		
Common stock, no par value, authorized 400 shares; issued 257 shares	257,000	257,000
Retained earnings	75,000	100,000
	332,000	357,000
Less cost of treasury stock, 57 shares	(57,000)	(57,000)
	275,000	300,000
	$ 406,168	$ 369,770

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2010 and 2009

	Capital Stock Common	Treasury Stock	Retained Earnings	Total
Balances at January 1, 2009	$ 257,000	$ (35,000)	$ -	$ 222,000
Stock redeemed	-	(37,000)	-	(37,000)
Stock issued	-	15,000	-	15,000
Net income	-	-	100,000	100,000
Balances at December 31, 2009	$ 257,000	$ (57,000)	$ 100,000	$ 300,000
Balances at January 1, 2010	$ 257,000	$ (57,000)	$ 100,000	$ 300,000
Distributions	-	-	(100,000)	(100,000)
Net income	-	-	75,000	75,000
Balances at December 31, 2010	$ 257,000	$ (57,000)	$ 75,000	$ 275,000

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 75,000	$ 100,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	10,117	11,332
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	24,325	(14,267)
Prepaid expenses	(2,490)	(437)
Increase (decrease) in:		
Accrued pension contributions	58,883	(247,400)
Accrued payroll withholdings and taxes	1,075	15,377
Accrued expenses	1,440	(4,180)
Net cash provided by (used in) operating activities	168,350	(139,575)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(5,787)	(8,912)
Distributions to shareholders	(100,000)	-
Net cash used in investing activities	(105,787)	(8,912)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of common stock, 37 shares	-	(37,000)
Proceeds from issuances of common stock, 15 shares	-	15,000
Net cash used in financing activities	-	(22,000)
Net increase (decrease) in cash	62,563	(170,487)
CASH		
Beginning	155,672	326,159
Ending	$ 218,235	$ 155,672

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management has determined there are no uncertain income tax positions.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended December 31, 2010 and 2009 were $500 and $8,307, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company had in effect a simplified employee pension plan covering substantially all employees who have been employed for more than one year. Contributions to the plan were at the discretion of the stockholders. The plan was terminated during 2010. There were not contributions to the plan for the years ended December 31, 2010 and 2009.

Note 3. PENSION PLAN

During 2010, the Company established a noncontributory 401(k) profit sharing plan. The plan covers substantially all of its employees who have completed one year of service. The Plan's assets are held by National Financial Services, LLC (NFS). During 2010, the Company made profit sharing contributions of $20,398 and safe harbor contributions of $49,484.

Note 4. OPERATING LEASES

The Company leases certain office space under a noncancelable agreement which expires in 2014 and requires minimum annual rentals. Rental expense for the years ended December 31, 2010 and 2009 was $106,328 and $93,118, respectively.

The total minimum rental commitment as of December 31, 2010 is due in future years as follows:

Years ending December 31		
2011	$	112,989
2012		118,380
2013		121,193
2014		123,772
	$	476,334

Note 8. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2010 did not exceed insurance limits.

Note 9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 9, 2011, the date the financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the financial statements.

During 2011, the shareholders of the Company authorized the repurchase of 40 shares of common stock from one of the shareholders at a repurchase price outlined in the agreement. After the repurchase, the Company sold these shares to a new shareholder at an amount outlined in the shareholder agreement.

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 9, 2011

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010 and 2009

		2010		2009
AGGREGATE INDEBTEDNESS				
Payables:				
Accrued pension contributions	$	58,883	$	-
Accrued payroll withholdings and taxes		56,365		55,290
Accrued expenses		15,920		14,480
Total aggregate indebtedness	$	131,168	$	69,770
Minimum required net capital	$	100,000	$	100,000
NET CAPITAL				
Stockholders' equity	$	275,000	$	300,000
Deductions:				
Furniture and equipment		24,757		29,087
Prepaid expenses		29,357		26,867
Cash		61		109
Net capital		220,825		243,937
Minimum required net capital		100,000		100,000
Capital in excess of minimum requirement	$	120,825	$	143,937
Ratio of aggregate indebtedness to net capital		.59 to 1		.29 to 1

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010 and 2009

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010 and 2009

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2010 and 2009

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payment (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Brown, Lisle/Cummings, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Brown, Lisle/Cummings, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Brown, Lisle/Cummings, Inc.'s management is responsible for the Brown, Lisle/Cummings, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries, noting no differences. The assessment payment in Form SIPC-7 was traced to the Brown, Lisle/Cummings, Inc.'s cash disbursement records. In addition the disbursement was traced to the Brown, Lisle/Cummings, Inc.'s bank statement, providing evidence that the checks cleared in a timely manner.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. No adjustments were reported in Form SIPC-7. As such there were no procedures to be performed surrounding the adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related client schedules, noting no differences.

5. Compared the overpayment applied on Form SIPC-6 to the prior year overpayment identified by SIPC noting no differences.

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Frechette,
McCrory, Michael & Co.

Providence, Rhode Island
February 9, 2011

BROWN LISLE/CUMMINGS, INC.

INDEPENDENT AUDITORS'

REPORT ON THE

INTERNAL CONTROL STRUCTURE

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Brown, Lisle/Cummings, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Brown, Lisle/Cummings, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Brown, Lisle/Cummings does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or a combination of control deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Frechette,
McCrory, Michael & Co.

Providence, Rhode Island
February 9, 2011